FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 19, 2014, announcing an agreement with its final lender to complete its restructuring plan and approval from Nasdaq for continued listing in order to regain compliance.

EXHIBIT 1

Seanergy Maritime Holdings Corp. Announces Agreement with its Final Lender to Complete its Restructuring Plan and Approval from Nasdaq for Continued Listing in Order to Regain Compliance

February 19, 2013 - Athens Greece- Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has entered into a delivery and settlement agreement with its remaining lender to unwind its final credit facility. Under this agreement, the Company will sell its four vessels to a nominee of the lender in full satisfaction of the underlying loan. The four vessels are the bulk carriers M/V Bremen Max, M/V Hamburg Max, M/V Davakis G and M/V Delos Ranger.

Upon the closing of the transaction, approximately $145 million of outstanding debt and accrued interest will be discharged and the Company's guarantee will be fully released.

After giving effect to the transaction, the overall indebtedness of the Seanergy group of companies will be extinguished. The agreement is subject to the standard closing process for the sale of the vessels and is expected to close by the end of the first quarter.

The Company further announced that the Nasdaq Hearings Panel has granted the Company's request for continued listing on the Nasdaq Stock Market ("Nasdaq") through April 28, 2014, to allow it to regain compliance with the Nasdaq minimum shareholders' equity requirement. Seanergy is evaluating available options to resolve the deficiency and regain compliance in accordance with the Nasdaq's requirement.

Stamatis Tsantanis, the Company's Chief Executive Officer, stated: "We are very pleased to have reached agreement with our final lender to complete our financial restructuring plan after a long and demanding process. Since the beginning of 2012, in a challenging market environment, we have managed to extinguish $346 million of debt and completely transforming our balance sheet. We expect that the Company will be in a substantially stronger position to pursue future growth through accretive transactions.

Turning to the Company's listing with Nasdaq, we are pleased to announce that we were granted an approval for continued listing on the Nasdaq Stock Market until April 28, 2014. By that time we expect to be in position to meet Nasdaq's requirements and remain listed in order to proceed with our plan to grow the Company."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 4 dry-bulk carriers (two Panamax and two Supramax) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.6 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: February 19, 2014
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer